Exhibit 99.5

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

Volmacht
(enkel te gebruiken door aandeelhouders)

Proxy
(to be used by shareholders only)

De ondergetekende: / The undersigned:

(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in **Galapagos NV** (een naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven bij de Kruispuntbank voor Ondernemingen onder het nummer 0466.460.429 (RPR Antwerpen, afdeling Mechelen)) (de "**Vennootschap**"):

herein acting as grantor of a proxy,

owner of the following number of shares in **Galapagos NV** (a public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Crossroads Bank for Enterprises under the number 0466.460.429 (RLE Antwerp, division Mechelen)) (the "**Company**"):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar bijzondere volmachtdrager, met recht van indeplaatsstelling:

herewith appoints as his/her special proxy holder, with the right of substitution:

Fred Blakeslee, General Counsel van/of Galapagos NV, with address for correspondence at / met als correspondentieadres: Generaal De Wittelaan L11 A3, 2800 Mechelen, België/Belgium

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

hierna de "**volmachtdrager**",

aan wie hij/zij volmacht geeft tot bijwoning van, en uitoefening van de stemrechten tijdens de Gewone en Buitengewone Algemene Vergadering van de Vennootschap die zullen plaatsvinden op dinsdag 28 april 2026 vanaf 14.00 uur (CET) te Schaliënhoevedreef 20T, 2800 Mechelen, België, alsook elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.

Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.

Bij gebrek aan een specifieke steminstructie voor een bepaald agendapunt zal de volmachtdrager gerechtigd zijn "voor" het voorstel tot besluit te stemmen.

Deze volmacht is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikelen 7:144 of 7:145 van het Wetboek van Vennootschappen en Verenigingen.

Deze volmacht dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om deze volmacht elektronisch te tekenen, dient het te gaan om hereinafter the "**proxy holder**",

to whom he/she gives power of attorney to attend and exercise voting rights at the Annual and Extraordinary Shareholders' Meeting of the Company to be held on Tuesday April 28, 2026 as from 2:00 p.m. (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium, as well as at any other shareholders' meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

If pursuant to article 7:130 of the Belgian Companies and Associations Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

If no specific voting instruction is given for a specific item on the agenda, the proxy holder will be entitled to vote "in favor" of the proposed resolution.

This proxy does not constitute an application for a power of attorney in accordance with the provisions of articles 7:144 or 7:145 of the Belgian Companies and Associations Code.

This proxy should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 1 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;
Galápagos

een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd van tijd tot tijd, of een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.

signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended from time to time, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

Agenda

Gewone Algemene Vergadering

1. Kennisname en bespreking van (a) het jaarverslag van de Raad van Bestuur met betrekking tot de niet-geconsolideerde en geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025, en van (b) het verslag van de commissaris met betrekking tot de niet-geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025.

2. Kennisname en goedkeuring van de niet-geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025, en goedkeuring van de bestemming van het jaarresultaat zoals voorgesteld door de Raad van Bestuur.

Voorstel tot besluit: *De algemene vergadering besluit de niet-geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025 goed te keuren, evenals de bestemming van het jaarresultaat zoals voorgesteld door de Raad van Bestuur.*

Annual Shareholders' Meeting

1. Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and approval of the allocation of the annual result as proposed by the Board of Directors.

Proposed resolution: *The shareholders' meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and the allocation of the annual result as proposed by the Board of Directors.*

Agendapunt 2 - Steminstructie: / **Agenda item 2 – Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2025.

5. Kennisname en goedkeuring van het remuneratieverslag.

Voorstel tot besluit: *De algemene vergadering besluit het remuneratieverslag opgenomen in het jaarverslag van de Raad van Bestuur over het boekjaar afgesloten op 31 december 2025 goed te keuren.*

3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

5. Acknowledgement and approval of the remuneration report.

Proposed resolution*: The shareholders' meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on December 31, 2025.*

Agendapunt 5 - Steminstructie: / **Agenda item 5 – Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

6. Kwijting aan de (huidige en voormalige) leden van de Raad van Bestuur en de commissaris voor elke aansprakelijkheid die voortvloeit uit de uitoefening van hun respectievelijke mandaten tijdens het boekjaar afgesloten op 31 december 2025.

Voorstel tot besluit: *De algemene vergadering besluit, bij afzonderlijke stemming, om elk (huidig en voormalig) lid van de Raad van Bestuur en de commissaris kwijting te verlenen voor elke aansprakelijkheid die voortvloeit uit de uitoefening van hun respectievelijke mandaten tijdens het boekjaar afgesloten op 31 december 2025.*

6. Release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2025.

Proposed resolution*: The shareholders' meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on December 31, 2025.*

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 2 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

Agendapunt 6 - Steminstructie:		Agenda item 6 – Voting instruction:
☐ Voor / In favor	☐ Tegen / Against	☐ Onthouding / Abstention

7. Benoeming van dhr. Henry Gosebruch als uitvoerend bestuurder.

Voorstel tot besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het benoemingscomité van de Raad van Bestuur (hierna het "**Benoemingscomité**"), besluit de algemene vergadering om de benoeming door coöptatie met ingang van 12 mei 2025 te bevestigen (na het aftreden van Stoffels IMC BV, vast vertegenwoordigd door dhr. Paul Stoffels, met ingang van dezelfde datum) en dhr. Henry Gosebruch te benoemen als uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar, tot en met de afsluiting van de gewone algemene vergadering te houden in 2030 die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2029. De algemene vergadering besluit tevens dat het mandaat van dhr. Henry Gosebruch niet zal worden vergoed.*

7. Appointment of Mr. Henry Gosebruch as executive director.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee of the Board of Directors (hereinafter the "**Nomination Committee**"), the shareholders' meeting resolves to confirm the appointment by co-optation with effect as per May 12, 2025 (following the resignation of Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, with effect as per the same date) and to appoint Mr. Henry Gosebruch as an executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders' meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029. The shareholders' meeting also resolves that the mandate of Mr. Henry Gosebruch as a director of the Company will not be remunerated.*

Agendapunt 7 - Steminstructie:		Agenda item 7 – Voting instruction:
☐ Voor / In favor	☐ Tegen / Against	☐ Onthouding / Abstention

8. Benoeming van mevr. Jane Griffiths als onafhankelijk niet-uitvoerend bestuurder.

Voorstel tot besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) om de benoeming door coöptatie met ingang van 28 juli 2025 te bevestigen (na het aftreden van dhr. Simon Sturge, met ingang van dezelfde datum) en mevr. Jane Griffiths te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar tot en met de sluiting van de gewone algemene vergadering te houden in 2030 die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2029, en (b) haar mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen, rekening houdend met het feit dat (i) de Raad van Bestuur heeft vastgesteld dat mevr. Jane Griffiths voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, (ii) mevr. Jane Griffiths uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen aanwijzing heeft van enig element dat de onafhankelijkheid van mevr. Jane Griffiths in twijfel zou kunnen trekken. De algemene vergadering besluit tevens dat het mandaat van mevr. Jane Griffiths zal worden vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.*

8. Appointment of Ms. Jane Griffiths as independent non-executive director.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Simon Sturge, with effect as per the same date) and to appoint Ms. Jane Griffiths as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders' meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Ms. Jane Griffiths meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Ms. Jane Griffiths has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Ms. Jane Griffiths' independence into question. The shareholders' meeting also resolves that the mandate of Ms. Jane Griffiths will be remunerated as provided for non-executive members of the Board of Directors in the Company's remuneration policy and as approved by the shareholders' meeting from time to time.*

Agendapunt 8 - Steminstructie:		Agenda item 8 – Voting instruction:
☐ Voor / In favor	☐ Tegen / Against	☐ Onthouding / Abstention

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 3 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

9. Benoeming van mevr. Dawn Svoronos als onafhankelijk niet-uitvoerend bestuurder.

***Voorstel tot besluit**: Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) om de benoeming door coöptatie met ingang van 28 juli 2025 te bevestigen (na het aftreden van dhr. Peter Guenter, met ingang van dezelfde datum) en mevr. Dawn Svoronos te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar tot en met de sluiting van de gewone algemene vergadering te houden in 2030 die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2029, en (b) haar mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen, rekening houdend met het feit dat (i) de Raad van Bestuur heeft vastgesteld dat mevr. Dawn Svoronos voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, (ii) mevr. Dawn Svoronos uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrag zou brengen, en (iii) de Raad van Bestuur geen aanwijzing heeft van enig element dat de onafhankelijkheid van mevr. Dawn Svoronos in twijfel zou kunnen trekken. De algemene vergadering besluit tevens dat het mandaat van mevr. Dawn Svoronos zal worden vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.*

9. Appointment of Ms. Dawn Svoronos as independent non-executive director.

***Proposed resolution**: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Peter Guenter, with effect as per the same date) and to appoint Ms. Dawn Svoronos as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders' meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Ms. Dawn Svoronos meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Ms. Dawn Svoronos has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Ms. Dawn Svoronos' independence into question. The shareholders' meeting also resolves that the mandate of Ms. Dawn Svoronos will be remunerated as provided for non-executive members of the Board of Directors in the Company's remuneration policy and as approved by the shareholders' meeting from time to time.*

Agendapunt 9 - Steminstructie:		**Agenda item 9 – Voting instruction:**
☐	☐	☐
Voor / In favor	Tegen / Against	**Onthouding / Abstention**

10. Benoeming van Dr. Neil Johnston als onafhankelijk niet-uitvoerend bestuurder.

***Voorstel tot besluit:** Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) om de benoeming door coöptatie met ingang van 1 november 2025 te bevestigen (na het aftreden van Dr. Elisabeth Svanberg, met ingang van dezelfde datum) en Dr. Neil Johnston te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van twee jaar tot en met de sluiting van de gewone algemene vergadering te houden in 2028 die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2027, en (b) zijn mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen, rekening houdend met het feit dat (i) de Raad van Bestuur heeft vastgesteld dat Dr. Neil Johnston voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, (ii) Dr. Neil Johnston uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrag zou brengen, en (iii) de Raad van Bestuur geen aanwijzing heeft van enig element dat de onafhankelijkheid van Dr. Neil Johnston in twijfel zou kunnen trekken. De algemene vergadering besluit tevens dat het mandaat van Dr. Neil Johnston zal worden vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.*

10. Appointment of Dr. Neil Johnston as independent non-executive director.

***Proposed resolution**: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves (a) to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Dr. Elisabeth Svanberg, with effect as per the same date), and to appoint Dr. Neil Johnston as an independent non-executive member of the Board of Directors of the Company, for an additional period of two years, up to and including the closing of the annual shareholders' meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Neil Johnston meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Neil Johnston has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Neil Johnston's independence into question. The shareholders' meeting also resolves that the mandate of Dr. Neil Johnston will be remunerated as provided for non-executive members of the Board of Directors in the Company's remuneration policy and as approved by the shareholders' meeting from time to time.*

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 4 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;
Galápagos

Agendapunt 10 - Steminstructie:		**Agenda item 10 – Voting instruction:**
☐	☐	☐
Voor / In favor	Tegen / Against	**Onthouding / Abstention**

11. Benoeming van dhr. Devang Bhuva als niet-uitvoerend bestuurder.

Voorstel tot besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering om de benoeming door coöptatie met ingang van 1 november 2025 te bevestigen (na het aftreden van dhr. Andrew Dickinson, met ingang van dezelfde datum) en dhr. Devang Bhuva te benoemen als niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van drie jaar, tot en met de sluiting van de gewone algemene vergadering te houden in 2029 die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2028. De algemene vergadering besluit tevens dat het mandaat van dhr. Devang Bhuva niet zal worden vergoed.*

11. Appointment of Mr. Devang Bhuva as non-executive director.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Mr. Andrew Dickinson, with effect as per the same date) and to appoint Mr. Devang Bhuva as a non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders' meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders' meeting also resolves that the mandate of Mr. Devang Bhuva will not be remunerated.*

Agendapunt 11 - Steminstructie:		**Agenda item 11 – Voting instruction:**
☐	☐	☐
Voor / In favor	Tegen / Against	**Onthouding / Abstention**

12. Benoeming van Dr. Paulo Fontoura als onafhankelijk niet-uitvoerend bestuurder.

Voorstel tot besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) om de benoeming door coöptatie met ingang van 9 februari 2026 te bevestigen (na het aftreden van Dr. Susanne Schaffert met ingang van 1 november 2025) en Dr. Paulo Fontoura te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van drie jaar tot en met de sluiting van de gewone algemene vergadering te houden in 2029, die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2028, en (b) zijn mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen, rekening houdend met het feit dat (i) de Raad van Bestuur heeft vastgesteld dat Dr. Paulo Fontoura voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, (ii) Dr. Paulo Fontoura uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen aanwijzing heeft van enig element dat de onafhankelijkheid van Dr. Paulo Fontoura in twijfel zou kunnen trekken. De algemene vergadering besluit tevens dat het mandaat van Dr. Paulo Fontoura zal worden vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.*

12. Appointment of Dr. Paulo Fontoura as independent non-executive director.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves (a) to confirm the appointment by co-optation with effect as per February 9, 2026 (following the resignation of Dr. Susanne Schaffert, with effect as per November 1, 2025), and to appoint Dr. Paulo Fontoura as an independent non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders' meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Paulo Fontoura meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Paulo Fontoura has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Paulo Fontoura's independence into question. The shareholders' meeting also resolves that the mandate of Dr. Paulo Fontoura will be remunerated as provided for non-executive members of the Board of Directors in the Company's remuneration policy and as approved by the shareholders' meeting from time to time.*

Agendapunt 12 - Steminstructie:		**Agenda item 12 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 5 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;
Galápagos

13. Benoeming van dhr. Gino Santini als onafhankelijk niet-uitvoerend bestuurder.

Toelichting: Onder voorbehoud van zijn benoeming door de Algemene Vergadering als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur, wordt voorgesteld dat dhr. Santini door de Raad van Bestuur wordt benoemd tot de nieuwe Voorzitter van de Raad van Bestuur. Dhr. Santini zou daarmee dhr. Contamine opvolgen, wiens mandaat als lid van de Raad van Bestuur onmiddellijk na de Algemene Vergadering van 28 april 2026 eindigt. Voor de volledigheid merkt de Raad van Bestuur op dat dhr. Santini tevens lid is van de raad van bestuur van Alfasigma, een farmaceutisch bedrijf waaraan Galapagos in 2024 zijn Jyseleca® (filgotinib)-activiteiten heeft overgedragen. In het kader van die transactie heeft de Vennootschap recht op bepaalde mijlpaal-, royalty- en earn-outbetalingen op Europese verkopen van Alfasigma op grond van reeds bestaande contractuele verbintenissen. Deze betalingen zijn passief en automatisch van aard, houden geen verdere lopende commerciële relatie of besluitvorming in, en werden ruim vóór de kandidatuur van dhr. Santini overeengekomen. Na zorgvuldige beoordeling is de Raad van Bestuur tot de conclusie gekomen dat het bovenstaande geen invloed heeft op de onafhankelijkheid van dhr. Santini in de zin van artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, en bevestigt dat hij voldoet aan alle toepasselijke onafhankelijkheidscriteria.

Voorstel tot besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) dhr. Gino Santini te benoemen tot niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een termijn van vier jaar, en met onmiddellijke ingang, tot en met de sluiting van de gewone algemene vergadering te houden in 2030, die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2029, en (b) zijn mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen, rekening houdend met het feit dat (i) de Raad van Bestuur heeft vastgesteld dat dhr. Gino Santini voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en artikel 3.5 van de Belgische Corporate Governance Code 2020, (ii) dhr. Gino Santini uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen aanwijzing heeft van enig element dat de onafhankelijkheid van dhr. Gino Santini in twijfel zou kunnen trekken. De algemene vergadering besluit tevens dat het mandaat van dhr. Gino Santini zal worden vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.*

13. Appointment of Mr. Gino Santini as independent non-executive director.

Explanatory comment: Subject to his appointment by the Shareholders' Meeting as an independent non-executive member of the Board of Directors, Mr. Santini is proposed to be appointed by the Board of Directors as the new Chair of the Board of Directors. Mr. Santini would thereby replace Mr. Contamine, whose mandate as a member of the Board of Directors ends immediately after the Annual Shareholders' Meeting of April 28, 2026. For the sake of completeness, the Board of Directors notes that Mr. Santini is also a member of the board of directors of Alfasigma, a pharmaceutical company to which Galapagos transferred its Jyseleca® (filgotinib) business in 2024. Following that transaction, the Company is entitled to certain milestone, royalty and earn-out payments on European sales from Alfasigma under pre-existing contractual undertakings. These payments are of a passive and automatic nature, involve no further ongoing commercial relationship or decision-making, and were agreed well before Mr Santini's candidacy. After careful assessment, the Board of Directors has concluded that the above does not affect Mr Santini's independence within the meaning of article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020, and confirms that he meets all applicable independence criteria.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves to (a) appoint Mr. Gino Santini as independent non-executive member of the Board of Directors of the Company, for a period of four years, and with immediate effect, up to and including the closing of the annual shareholders' meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Mr. Gino Santini meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Gino Santini has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Gino Santini's independence into question. The shareholders' meeting also resolves that the mandate of Mr. Gino Santini will be remunerated as provided for non-executive members of the Board of Directors in the Company's remuneration policy and as approved by the shareholders' meeting from time to time.*

Agendapunt 13 - Steminstructie: **Agenda item 13 – Voting instruction:**

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Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

14. Herbenoeming van de commissaris en vaststelling van de bezoldiging van de commissaris.

Voorstel tot besluit: *In overeenstemming met de aanbeveling van het auditcomité van de Raad van Bestuur (hierna het "**Auditcomité**") en op voorstel van de Raad van Bestuur, besluit de algemene vergadering (a) BDO Bedrijfsrevisoren BV, met zetel te Da Vincilaan 9/E.6, 1930 Zaventem, en ingeschreven bij de Kruispuntbank van Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289,*

14. Re-appointment of statutory auditor and determination of statutory auditor's remuneration.

Proposed resolution*: In accordance with the recommendation of the Audit Committee of the Board of Directors (hereinafter the "**Audit Committee**") and upon proposal of the Board of Directors, the shareholders' meeting resolves (a) to re-appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR*

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 6 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

vast vertegenwoordigd door mevr. Ellen Lombaerts, te herbenoemen als commissaris van de Vennootschap voor een periode van drie jaar die eindigt onmiddellijk na de gewone algemene vergadering die zal worden gehouden in 2029 en die zal hebben besloten over de jaarrekening van de Vennootschap voor het boekjaar dat eindigt op 31 december 2028, en (b) de jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor haar mandaat als commissaris van de Vennootschap te bepalen op EUR 495.000 (indien van toepassing, exclusief btw) per jaar.

Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of three years ending immediately after the annual shareholders' meeting to be held in 2029 which will decide upon the Company's annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at EUR 495,000 (if any, VAT exclusive) per year.

Agendapunt 14 - Steminstructie: **Agenda item 14 – Voting instruction:**

☐ Voor / In favor	☐ Tegen / Against	☐ Onthouding / Abstention

15. Bevestiging en herbenoeming van de statutaire commissaris met betrekking tot de "waarborging" van de CSRD-duurzaamheidsverslaggeving.

Voorstel tot besluit: *In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, besluit de algemene vergadering (a) voor zover nodig, de commissaris van de Vennootschap, zijnde BDO Bedrijfsrevisoren BV, met zetel te Da Vincilaan 9/E.6, 1930 Zaventem, en ingeschreven bij de Kruispuntbank van Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door mevr. Ellen Lombaerts, te belasten met de waarborging van de duurzaamheidsverslaggeving van de Vennootschap, zoals bedoeld in de CSRD, voor een periode van drie jaar die eindigt onmiddellijk na de gewone algemene vergadering die zal worden gehouden in 2029 en die zal hebben besloten over de jaarrekening van de Vennootschap voor het boekjaar dat eindigt op 31 december 2028, en (b) de jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor de waarborging van de duurzaamheidsverslaggeving van de Vennootschap te bepalen op EUR 50.000 (indien van toepassing, exclusief btw) per jaar.*

15. Confirmation and re-appointment of the statutory auditor with respect to the "assurance" of the CSRD sustainability reporting.

Proposed resolution: *In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors the shareholders' meeting resolves (a) as far as needed and required, to charge the Company's statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for a period of three years ending immediately after the annual shareholders' meeting to be held in 2029 which will decide upon the Company's annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company's sustainability reporting at EUR 50,000 (if any, VAT exclusive) per year.*

Agendapunt 15 - Steminstructie: **Agenda item 15 – Voting instruction:**

☐ Voor / In favor	☐ Tegen / Against	☐ Onthouding / Abstention

16. Bezoldiging van bestuurders.

Toelichting: De voorgestelde bezoldigingsniveaus zijn bepaald op basis van een internationale benchmarkoefening die is uitgevoerd door een onafhankelijke remuneratieadviseur, waarbij rekening is gehouden met de aanzienlijke tijdsinvestering die van de Raad van Bestuur wordt verwacht, die in 2025 drieëntwintig (23) keer bijeen is gekomen. De Raad van Bestuur zal naar verwachting ook in 2026 talrijk bijeenkomen in het licht van de voortdurende bedrijfstransformatie van de Vennootschap.

Voorstel tot besluit: *Op aanbeveling en advies van het Remuneratiecomité van de Raad van Bestuur, besluit de algemene vergadering dat de jaarlijkse bezoldiging (exclusief onkostenvergoedingen) van de niet-uitvoerende bestuurders, andere dan de niet-uitvoerende bestuurders die een aandeelhouder vertegenwoordigen, voor de uitoefening van hun mandaat zal bestaan uit een bezoldiging in contanten en een bezoldiging op basis van aandelen zoals volgt:*

(a) Vergoeding in contanten: (i) Voorzitter van de Raad van Bestuur: EUR 110.000; (ii) Lead Non-Executive Director, indien benoemd in overeenstemming met het Corporate Governance Charter van Galapagos: EUR 75.000; (iii) andere niet-uitvoerende bestuurders: elkeen EUR 55.000, (iv) jaarlijkse

16. Remuneration of directors.

Explanatory comment: The proposed remuneration levels have been determined on the basis of an international benchmarking exercise conducted by an independent compensation consultant, taking into account the significant time commitment expected from the Board of Directors, which met twenty-three (23) times in 2025. The Board of Directors is also expected to meet on numerous occasions in 2026 in light of the Company's ongoing business transformation.

Proposed resolution: *Upon recommendation and advice of the Remuneration Committee of the Board of Directors, the shareholders' meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:*

(a) Cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos' Corporate Governance Charter: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 7 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

bijkomende bezoldiging voor het voorzitterschap van een comité binnen de Raad van Bestuur: EUR 20.000; en (v) jaarlijkse bijkomende bezoldiging voor lidmaatschap van een comité binnen de Raad van Bestuur: EUR 15.000;

(b) Vergoeding op basis van aandelen: (i) Voorzitter van de Raad van Bestuur: EUR 135.000; (ii) Lead Non-Executive Director, indien benoemd in overeenstemming met het Corporate Governance Charter van Galapagos: EUR 135.000; (iii) andere niet-uitvoerende bestuurders: elkeen EUR 135.000; in elk van (i), (ii) en (iii), onder de verplichting om het nettobedrag (na belastingen) te gebruiken voor de verwerving van Galapagos aandelen. Deze laatste betalingen vormen het equivalent van een bestuurdersbezoldiging in aandelen en de resulterende aandelen dienen te worden aangehouden tot ten minste één jaar nadat de niet-uitvoerende bestuurder de Raad van Bestuur heeft verlaten en ten minste drie jaar na het tijdstip van de verwerving.

De algemene vergadering besluit dat het mandaat van een niet-uitvoerend bestuurder die een aandeelhouder vertegenwoordigt, niet zal worden bezoldigd.

De hierboven uiteengezette regels zijn van toepassing vanaf 1 mei 2026.

compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b) Equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 135,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos' Corporate Governance Charter: EUR 135,000; (iii) other non-executive directors: EUR 135,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors' remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The shareholders' meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated.

The rules set out above shall apply as from May 1, 2026.

Agendapunt 16 - Steminstructie:		**Agenda item 16 – Voting instruction:**
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Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

Buitengewone Algemene Vergadering

1. Wijziging van de naam van de Vennootschap naar "Lakefront Biotherapeutics".

***Voorstel tot besluit**: De algemene vergadering besluit de naam van de Vennootschap te wijzigen in "Lakefront Biotherapeutics" en artikel 1 van de statuten dienovereenkomstig te wijzigen, in beide gevallen met ingang van 8 mei 2026.*

Extraordinary Shareholders' Meeting

1. Change of name of the Company to "Lakefront Biotherapeutics"

***Proposed resolution**: The shareholders' meeting resolves to change the name of the Company to "Lakefront Biotherapeutics" and to amend article 1 of the articles of association accordingly, in each case with effect as of May 8, 2026.*

Agendapunt 1 - Steminstructie:		**Agenda item 1 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

2. Wijziging van de statuten met betrekking tot de vertegenwoordiging van de Vennootschap.

***Voorstel tot besluit**: De algemene vergadering van aandeelhouders besluit artikel 16.1 van de statuten als volgt te wijzigen, met onmiddellijke ingang:*

"16.1 Algemene bevoegdheid

Onverminderd de algemene vertegenwoordigingsbevoegdheid van de raad van bestuur handelend als college, wordt de vennootschap ten aanzien van derden en in rechte rechtsgeldig vertegenwoordigd door twee leden van de raad van bestuur die gezamenlijk optreden, op voorwaarde dat ten minste één van de twee bestuurders een onafhankelijk bestuurder is in de zin van artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen."

2. Amendment to the articles of association relating to the representation of the Company.

***Proposed resolution**: The shareholders' meeting resolves to amend article 16.1 of the articles of association as follows, effective immediately:*

"16.1 General authority

Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that at least one of the two directors is an independent director within the meaning of article 7:87 of the Belgian Companies and Associations Code."

Agendapunt 2 - Steminstructie:		**Agenda item 2 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 8 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

3. Machtiging aan de Raad van Bestuur tot verkrijging van eigen aandelen.

Toelichting: Na de erkenning van uitkeerbare reserves op de balans van de Vennootschap overeenkomstig de toepasselijke boekhoudkundige principes, stelt de Raad van Bestuur voor om een standaardmachtiging te verlenen aan de Vennootschap om eigen aandelen te verkrijgen, in overeenstemming met het Belgisch vennootschapsrecht en de gangbare marktpraktijk voor beursgenoteerde vennootschappen, aangezien dit extra flexibiliteit zou kunnen bieden bij het beheer van de kapitaalstructuur van de Vennootschap.

Deze machtiging door de Buitengewone Algemene Vergadering houdt op zich geen uitvoering in van enig programma voor de verkrijging van eigen aandelen. Elke daadwerkelijke verkrijging van eigen aandelen blijft onderworpen aan een afzonderlijk en specifiek besluit van de Raad van Bestuur om over te gaan tot een verkrijging van eigen aandelen, dat op dit moment nog niet is genomen. Bovendien zou elke verkrijging onderworpen zijn aan: (i) naleving van alle toepasselijke vereisten krachtens de optie-, licentie- en samenwerkingsovereenkomst van 14 juli 2019 tussen de Vennootschap en Gilead Sciences, Inc., met inbegrip van het verkrijgen van elke toestemming of ontheffing die krachtens die overeenkomst van Gilead Sciences, Inc. vereist zou kunnen zijn; en (ii) de beschikbaarheid van voldoende uitkeerbare reserves op de balans van de Vennootschap in overeenstemming met de toepasselijke boekhoudkundige principes en Belgisch vennootschapsrecht op het moment van een daadwerkelijke verkrijging van eigen aandelen.

Voorstel tot besluit: *De algemene vergadering besluit een afdeling "Machtiging tot Verkrijging van Eigen Aandelen" op te nemen in de statuten van de Vennootschap met de volgende tekst:*

"42. MACHTIGING TOT VERKRIJGING VAN EIGEN AANDELEN

De vennootschap mag, zonder voorafgaande machtiging van de algemene vergadering, overeenkomstig de artikelen 7:215 en volgende van het Wetboek van Vennootschappen en Verenigingen en de artikelen 8:2 en volgende van het Koninklijk Besluit tot uitvoering van het Wetboek van Vennootschappen en Verenigingen, en binnen de daarin gestelde grenzen, maximaal tien procent (10%) verkrijgen van het aantal aandelen dat bestaat op het einde van de Buitengewone Algemene Vergadering van 28 april 2026, tegen een prijs gelijk aan de slotkoers van het aandeel van de Vennootschap op Euronext Brussel op de dag die de verkrijging onmiddellijk voorafgaat, vermeerderd met maximaal vijftien procent (15%) of verminderd met maximaal vijftien procent (15%). Deze bevoegdheid strekt zich uit tot de verkrijging van aandelen van de Vennootschap door één van haar rechtstreekse dochterondernemingen, in de zin en binnen de grenzen van artikel 7:221, paragraaf één van het Wetboek van Vennootschappen en Verenigingen. De bovenstaande machtiging is geldig voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking in de Bijlagen bij het Belgisch Staatsblad van de notulen van de Buitengewone Algemene Vergadering van 28 april 2026."

3. Authorization to the Board of Directors to acquire its own shares.

Explanatory comment: Following the recognition of distributable reserves on the Company's balance sheet in accordance with applicable accounting principles, the Board of Directors proposes to grant a standard authorization for the Company to acquire its own shares, in line with Belgian company law and prevailing market practice for listed companies, as this could provide additional flexibility in managing the Company's capital structure.

This authorization by the Extraordinary Shareholders' Meeting does not, in itself, entail the implementation of any share buyback program. Any actual share buyback would remain subject to a separate and specific decision of the Board of Directors to proceed with a share buyback, which has not been taken at this time. Furthermore, any buyback would be subject to: (i) compliance with any applicable requirements under the Option, License and Collaboration Agreement dated July 14, 2019, between the Company and Gilead Sciences, Inc., including obtaining any consent or waiver that may be required from Gilead Sciences, Inc. thereunder; and (ii) the availability of sufficient distributable reserves on the Company's balance sheet in accordance with applicable accounting principles and Belgian company law at the time of any actual share buyback.

Proposed resolution: *The shareholders' meeting resolves to include a section "Share Buyback Authorization" in the articles of association of the Company with the following text:*

"42. SHARE BUYBACK AUTHORIZATION

The company may, without the prior authorization of the Shareholders' Meeting, in accordance with articles 7:215 and following of the Belgian Companies and Associations Code and articles 8:2 and following of the Royal Decree implementing the Belgian Companies and Associations Code, and within the limits they provide for, acquire a maximum of ten per cent (10%) of the number of shares existing at the end of the Extraordinary Shareholders' Meeting of April 28, 2026, for a consideration equivalent to the closing price of the Company's share on Euronext Brussels, on the day immediately preceding the acquisition, plus a maximum of fifteen per cent (15%) or minus a maximum of fifteen per cent (15%). This option extends to the acquisition of shares of the company by one of its direct subsidiaries, within the meaning and limits of article 7:221, paragraph 1 of the Belgian Companies and Associations Code. The above authorization is valid for five years from the date of the publication in the Annexes to the Belgian State Gazette of the minutes of the Extraordinary Shareholders' Meeting of April 28, 2026."

Agendapunt 3 - Steminstructie:		**Agenda item 3 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

4. Kennisname en bespreking van het verslag van de Raad van Bestuur van de Vennootschap opgesteld overeenkomstig het artikel 7:199 van het Wetboek van Vennootschappen en Verenigingen in verband met de hernieuwing van zijn

4. Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 9 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;
Galápagos

machtiging met betrekking tot, en de verhoging van, het toegestaan kapitaal, en de specifieke omstandigheden en doeleinden voor het gebruik van het hernieuwd toegestaan kapitaal.

authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital.

5. Hernieuwing van de machtiging van de Raad van Bestuur om het kapitaal binnen het kader van het toegestaan kapitaal te verhogen met een bedrag tot twintig procent (20%) van het kapitaal.

5. Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to twenty per cent (20%) of the share capital.

<u>Toelichting</u>: De Raad van Bestuur stelt voor om de bestaande machtiging tot kapitaalverhoging binnen het kader van het toegestaan kapitaal te hernieuwen. De Vennootschap beschikt momenteel over een machtiging, verleend door de Buitengewone Algemene Vergadering van 30 april 2024 en geldig tot 7 mei 2029, die reeds het gebruik van toegestaan kapitaal toestaat, onder meer in verband met incentiveplannen.

Met het oog op transparantie stelt de Raad van Bestuur voor om de formulering van deze machtiging en het bijbehorende verslag van de Raad van Bestuur aan te passen, zodat daarin uitdrukkelijk en volledig wordt beschreven voor welke soorten incentiveplannen het toegestaan kapitaal mag worden gebruikt, met inbegrip van inschrijvingsrechtenplannen, restricted stock unit-plannen, performance stock unit-plannen en andere incentiveplannen.

Voor alle duidelijkheid: de voorgestelde hernieuwing wijzigt noch de algemene reikwijdte, noch het totale bedrag van het toegestaan kapitaal (dat beperkt blijft tot twintig procent (20%) van het kapitaal) en is verder in overeenstemming met de machtiging die is verleend door de Buitengewone Algemene Vergadering van 30 april 2024. Het doel van de hernieuwing is ervoor te zorgen dat de machtiging en het bijbehorende verslag van de raad van bestuur op een meer expliciete en gedetailleerde wijze alle doeleinden en instrumenten weergeven waarvoor het toegestaan kapitaal kan worden gebruikt.

<u>Explanatory comment</u>: The Board of Directors proposes to renew the existing authorization to increase the share capital within the framework of the authorized capital. The Company currently benefits from an authorization granted by the Extraordinary Shareholders' Meeting of April 30, 2024, valid until May 7, 2029, which already allows the use of authorized capital, among other things, in connection with incentive plans.

In the interest of transparency, the Board of Directors proposes to update the wording of this authorization and the related board report so that they explicitly and comprehensively describe the types of incentive plans for which the authorized capital may be used, including subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans.

For the avoidance of doubt, the proposed renewal does not change the overall scope or aggregate amount of the authorized capital (which remains limited to twenty per cent (20%) of the share capital) and otherwise remains in line with the authorization granted by the Extraordinary Shareholders' Meeting of April 30, 2024. The purpose of the renewal is to ensure that the authorization and the accompanying board report expressly reflect, in a more explicit and detailed manner, the full range of purposes and instruments for which the authorized capital may be used.

<u>Voorstel tot besluit</u>: *De algemene vergadering van de Vennootschap besluit om de machtiging aan de Raad van Bestuur te hernieuwen om het kapitaal in één of meerdere malen te verhogen, gedurende een periode van vijf (5) jaar vanaf de bekendmaking van deze machtiging in de Bijlagen bij het Belgisch Staatsblad, met een totaalbedrag tot twintig procent (20%) van het huidige bedrag van het kapitaal van de Vennootschap, en dit in overeenstemming met de voorwaarden van het verslag van de Raad van Bestuur opgesteld overeenkomstig artikel 7:199 van het Wetboek van Vennootschappen en Verenigingen, zoals bedoeld in punt 4 van de agenda van de buitengewone algemene vergadering. Bijgevolg besluit de algemene vergadering om de bestaande tijdelijke bepalingen van de statuten van de Vennootschap volledig te schrappen en te vervangen door de volgende tekst, die, samen met de Machtiging tot Inkoop van Eigen Aandelen zoals uiteengezet onder agendapunt 3, de nieuwe tijdelijke bepalingen van de statuten zullen vormen (waarbij het bedrag van twintig procent (20%) van het geplaatste kapitaal hieronder opgenomen tussen vierkante haken wordt bepaald op basis van het op dat moment uitstaande geplaatste kapitaal):*

<u>Proposed resolution</u>*: The shareholders' meeting of the Company resolves to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to twenty per cent (20%) of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders' Meeting. Consequently, the shareholders' meeting resolves to delete the existing temporary provisions of the articles of association of the Company in their entirety and to replace them with the following text, which, together with the Share Buyback Authorization set out under agenda item 3, will form the new temporary provisions of the articles of association (whereby the amount of twenty per cent (20%) of the subscribed capital referred to between square brackets below shall be determined on the basis of the outstanding subscribed capital at that time):*

"43. TOEGESTAAN KAPITAAL

Aan de Raad van Bestuur werd de machtiging verleend om in overeenstemming met de terzake geldende wettelijke bepalingen, in één of meerdere malen, het geplaatste kapitaal van de vennootschap te verhogen in de hierna bepaalde mate. Deze machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen bij het Belgisch Staatsblad.

Onverminderd strengere wettelijke bepalingen, kan de Raad van Bestuur het geplaatste kapitaal van de vennootschap in één of meerdere malen verhogen met een bedrag van maximaal EUR [•], zijnde twintig procent (20%) van het geplaatst kapitaal op het ogenblik van de oproeping tot de algemene vergadering

"43. AUTHORIZED CAPITAL

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. twenty per cent (20%) of the subscribed capital at the time of the convening of the shareholders' meeting granting this authorization. In accordance with applicable law, the

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 10 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;
Galápagos

die deze machtiging heeft verleend. Overeenkomstig de terzake geldende wettelijke bepalingen, kan de Raad van Bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de vennootschap.

De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van aandelen (onder, boven of tegen de fractiewaarde van de bestaande aandelen, met of zonder stemrecht, en desgevallend in het kader van inschrijvingsrechtenplannen, restricted stock unit-plannen, performance stock unit-plannen en andere incentiveplannen voor de leden van het personeel van de vennootschap of haar dochtervennootschappen in de zin van artikel 1:27 van het Wetboek van Vennootschappen en Verenigingen (met inbegrip van leden van de raad van bestuur, en/of zelfstandige consulenten)), converteerbare obligaties en/of inschrijvingsrechten uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, uitgiftepremies, overgedragen winst of andere vermogenscomponenten. Bovenvermelde incentiveplannen kunnen bepalen dat, in uitzonderlijke omstandigheden (onder meer in geval van wijziging in de controle van de vennootschap of overlijden van de begunstigde), inschrijvingsrechten, restricted stock units, performance stock units en andere incentives aanleiding kunnen geven tot een versnelde uitoefening of onvoorwaardelijk worden, vóór de derde verjaardag van hun toekenning, zelfs indien de begunstigde een lid van de Raad van Bestuur is of een persoon belast met het dagelijks bestuur.

De Raad van Bestuur kan bij een verhoging van het geplaatste kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de vennootschap, het wettelijk voorkeurrecht van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan wordt ten gunste van één of meerdere bepaalde personen andere dan leden van het personeel van de vennootschap of haar dochtervennootschappen in de zin van artikel 1:27 van het Wetboek van Vennootschappen en Verenigingen.

De Raad van Bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de Raad van Bestuur hiertoe beslist, dient deze uitgiftepremie op een uitgiftepremierekening te worden geboekt.

De Raad van Bestuur is gemachtigd om de statuten van de vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven."

Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company's shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans, for the company's or its subsidiaries' members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned incentive plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease of the beneficiary), subscription rights, restricted stock units, performance stock units and other incentives can give rise to an accelerated exercise or vesting, before the third anniversary of their award, even if the beneficiary is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company's interest, restrict or cancel the shareholders' statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company's or its subsidiaries' members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a share premium account.

The Board of Directors is authorized to bring the company's articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so."

Tot de voorgestelde resolutie is goedgekeurd en bekendgemaakt in de Bijlagen bij het Belgisch Staatsblad, blijft de bestaande machtiging van toepassing. Voor alle duidelijkheid: indien de voorgestelde nieuwe machtiging niet wordt goedgekeurd door de Buitengewone Algemene Vergadering van Aandeelhouders van 28 april 2026, blijft de machtiging verleend door de Buitengewone Algemene Vergadering van 30 april 2024 van toepassing overeenkomstig haar voorwaarden.

Until this proposed resolution is approved and published in the Annexes to the Belgian State Gazette, the existing authorization will continue to apply. For the avoidance of doubt, in the event that the proposed new authorization is not approved by the Extraordinary Shareholders' Meeting of April 28, 2026, the authorization granted by the Extraordinary Shareholders' Meeting of April 30, 2024 shall continue to apply in accordance with its terms.

Agendapunt 5 - Steminstructie:		**Agenda item 5 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

6. Volmacht voor de coördinatie van de statuten.

Voorstel tot besluit: *De algemene vergadering besluit om elke medewerker van ondergetekende notaris of notaris Matthieu Derynck te machtigen om de gecoördineerde tekst van de statuten van de Vennootschap op te stellen, te ondertekenen en*

6. Proxy for coordination of the articles of association.

Proposed resolution*: The shareholders' meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company's articles of association in*

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 11 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

neer te leggen in de daartoe voorziene elektronische databank overeenkomstig de toepasselijke wettelijke bepalingen.

the electronic database provided for that purpose under the applicable laws.

Agendapunt 6 - Steminstructie:		**Agenda item 6 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

7. Machtiging aan de Raad van Bestuur.

***Voorstel tot besluit:** De algemene vergadering besluit om alle machten aan de Raad van Bestuur van de Vennootschap te verlenen tot uitvoering van de genomen besluiten.*

7. Authorization to the Board of Directors.

***Proposed resolution**: The shareholders' meeting resolves to grant all powers to the Company's Board of Directors to execute the decisions taken.*

Agendapunt 7 - Steminstructie:		**Agenda item 7 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Voor / In favor**

8. Volmacht voor de Kruispuntbank voor Ondernemingen, ondernemingsloket, griffies van de Ondernemingsrechtbank, administraties en fiscale diensten.

***Voorstel tot besluit:** De algemene vergadering besluit een bijzondere volmacht te verlenen aan elk lid van de Raad van Bestuur en/of, mevr. Annelies Denecker en mevr. Elien Van Mol, die – voor de uitoefening van deze volmacht – allen woonplaats kiezen te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ieder afzonderlijk handelend, en elk met individuele mogelijkheid van subdelegatie en recht van indeplaatsstelling, om alle formaliteiten te vervullen en/of alle documenten te ondertekenen die moeten worden vervuld of ondertekend in naam van of namens de Vennootschap krachtens of in het kader van de hoger genomen besluiten, met inbegrip van, maar niet beperkt tot, het vervullen van alle noodzakelijke formaliteiten bij de Kruispuntbank van Ondernemingen, het ondernemingsloket, de griffies van de Ondernemingsrechtbank, administratieve instanties en fiscale administraties met betrekking tot de besluiten genomen tijdens deze vergadering, de administraties en de fiscale diensten.*

8. Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

***Proposed resolution**: The shareholders' meeting resolves to grant a special power of attorney to any member of the Board of Directors and/or Ms. Annelies Denecker and Ms. Elien Van Mol, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.*

Agendapunt 8 - Steminstructie:		**Agenda item 8 – Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Voor / In favor**

Ondergetekende is er uitdrukkelijk mee akkoord dat:

(i) ingeval van afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd "voor" het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven, en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143, §4, 2° van het Wetboek van Vennootschappen en Verenigingen;

(ii) de General Counsel als volmachtdrager (of, in voorkomend geval, de vervanger van de General Counsel) een aangestelde van Galapagos NV is en bijgevolg een potentieel belangenconflict heeft zoals bepaald in artikel 7:143, §4 van het Wetboek van Vennootschappen en Verenigingen. De General Counsel (of, in voorkomend geval, de vervanger van de General Counsel) zal enkel

The undersigned expressly agrees that:

(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote "in favor" of the proposal for such items for which no or an unclear voting instruction is given, and that this will be deemed to be a specific voting instruction in the sense of article 7:143, §4, 2° of the Belgian Companies and Associations Code;

(ii) the General Counsel as proxy holder (or, as the case may be, the General Counsel's substitute) is appointed by Galapagos NV and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code. The General Counsel (or, as the case may be, the General Counsel's substitute) will only vote in execution of the proxy in

Galapagos NV | Volmacht GAV & BAV 28 april 2026 | Proxy AGM & EGM April 28, 2026 P. 12 | 13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026;
Annual and Extraordinary Shareholders' Meeting of April 28, 2026;

Galápagos

stemmen in uitvoering van de volmacht overeenkomstig de specifieke steminstructies opgenomen in de volmacht; en

(iii) de Engelse vertaling van deze volmacht slechts een vrije vertaling is en uitsluitend ter informatie, en dat de Nederlandstalige versie voorrang heeft op de Engelse vertaling.

De onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.

accordance with the specific voting instructions included in the proxy; and

(iii) the English translation of this proxy is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

The present proxy shall also serve as notification within the meaning of article 7:134 of the Belgian Companies and Associations Code.

Goed voor volmacht: **Good for proxy:**

(Datum / Date)
(Naam / Name)
(Handtekening / Signature)

Het ondertekende formulier dient **uiterlijk op 22 april 2026** toe te komen op de zetel van Galapagos NV. Het moet per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, ter attentie van Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België) bezorgd worden.

Aandeelhouders die zich wensen te laten vertegenwoordigen bij volmacht moeten ook voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de Gewone en Buitengewone Algemene Vergadering.

The signed proxy form must be received **at the latest on April 22, 2026** at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to be represented by proxy must also comply with the relevant conditions as described in the convening notice to the Annual and Extraordinary Shareholders' Meeting.

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